EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

	Year Ended December 31,
	2004	2003	2002	2001	2000
		(Restated)	(Restated)	(Restated)	(Restated)
Income before minority interest and discontinued operations	$220.4	$146.1	$72.8	$23.0	$45.6
Add:
Loss on extinguishment debt	—	0.6	1.3	16.6	3.1
Fixed charges	148.5	80.6	55.7	58.1	60.6
Amortization of capitalized interest	4.2	1.7	1.8	1.6	2.9
Distributed income of unconsolidated joint ventures	33.1	64.6	42.2	28.1	44.0
Deduct:
Equity in earnings of unconsolidated joint ventures	(15.4)	(34.5)	(24.0)	(9.5)	(11.7)
	$390.8	$259.1	$149.8	$117.9	$144.5
Fixed Charges:
Interest expense	$148.5	$80.6	$55.7	$58.1	$60.6
Capitalized interest	56.8	48.0	34.3	21.3	16.1
Loss on extinguishment of debt		0.6	1.3	16.6	3.1
Series D preferred unit distributions	0.9	0.7	—	—	—
Combined fixed charges	206.2	129.9	91.3	96.0	79.8
Preferred stock dividends *	43.9	27.8	2.6	—	—
Fixed charges and preferred dividends	$250.1	$157.7	$93.9	$96.0	$79.8
Ratio of earnings to combined fixed charges	1.9	2.0	1.6	1.2	1.8
Ratio of earnings to combined fixed charges and preferred dividends	1.6	1.6	1.6	1.2	1.8

*                                         Dividends on the Series A Cumulative Convertible Preferred Stock were included in interest expense from issue date in 2001 through conversion date in 2003.